EXHIBIT 99.1

September 7, 2012
Re: Seattle Bank announces Repurchase of Excess Capital Stock

Dear Seattle Bank Member,

The Federal Home Loan Bank of Seattle's (Seattle Bank's) financial health has been steadily improving. We've recorded four consecutive quarters of positive net income, and our retained earnings have rebounded, to over $190 million at the end of second quarter 2012 from a low of $33 million in second quarter 2011.

It gives me great pleasure to announce that you will soon experience tangible evidence of that improvement.

The Federal Housing Finance Agency (Finance Agency) has granted the Seattle Bank authority to repurchase up to $25 million of excess capital stock per quarter at par ($100 per share), provided that our financial condition-measured primarily by the ratio of market value of equity-to-par value of capital stock-does not deteriorate, the repurchases are handled on a pro-rata basis across the Seattle Bank's shareholders, and we receive a non-objection for each quarter's repurchase from the Finance Agency.

The last time the Seattle Bank was able to repurchase excess capital stock was in December 2008. Even though this initial repurchase amount is relatively small, it is a significant milestone in our return to normal operations.

We hope to make our initial excess stock repurchases before September 30, 2012, subject to, as noted above, the Finance Agency's non-objection. We will provide you the details as soon as we can, but if we were to repurchase excess stock prior to the end of the third quarter, the amount would be based on your June 30, 2012, Class A and Class B excess stock balances. Repurchase amounts would be applied first to any excess Class A stock and then to any excess Class B stock that you hold. Because the Seattle Bank's Capital Plan requires that a member have excess stock to be eligible for a stock repurchase, actual repurchase amounts could change prior to the repurchase date.

In addition to the notification regarding excess capital stock repurchases, the Finance Agency notified us today that it now considers the Seattle Bank to be “adequately capitalized.” The bank was first classified as “undercapitalized” under the Finance Agency's Prompt Corrective Action Rule in November 2009. Maintaining an “adequately capitalized” designation is a key condition for us to continue periodic repurchases of excess stock. Although an “adequately capitalized” classification is certainly another positive step for the Seattle Bank, we are still unable to redeem stock or pay a dividend without Finance Agency approval under the terms of the October 2010 Consent Order.

We have a ways to go before we will be able to perform these activities at will. We are still burdened by a large portfolio of private-label mortgage-backed securities, and our core business of advances is challenged by a weak economy and the highly liquid balance sheets of our members. We are taking prudent steps to normal operations, but it will take time.

We are grateful for your patience, and we ask that you remain patient as we continue our work to return the Seattle Bank to health. In the meantime, please be assured that we remain committed to fulfilling our mission, which is to serve as a stable and reliable source of funding and liquidity for our members.

Sincerely,

Michael L. Wilson
President and CEO